Exhibit 99.1

Woodside Energy Group Ltd.

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 23 August 2022

SEGMENT REPORTING RESTATEMENT AND OTHER ITEMS

Woodside’s half-year 2022 results are scheduled for release on 30 August 2022.

The results will include the first financial statements and reserves and resources update issued for the company following completion of the merger with BHP’s petroleum business (BHPP). Further context on changes to Woodside’s reporting and other items in the half-year 2022 results is provided below.

Segment reporting restatement

The half-year 2022 financial statements will be represented under four segments to align with Woodside’s management and business structure:

•	Australia – covers Woodside’s operating assets, exploration and development activities in Australia

•	International – covers Woodside’s operating assets, exploration and development activities outside of Australia

•	Marketing – includes third-party LNG trading activities, activities related to the sale and purchase of Corpus Christi cargoes and LNG optimisation activities

•	Corporate/Other – corporate and all other activities unable to be allocated.

To enable a comparison of prior period performance, table A.1 “Segment revenue and expenses” has been restated using the new segments for the full-year 2021, half-year 2021 and full-year 2020 reporting periods. The restated tables are attached to this announcement and reflect Woodside prior to the merger with BHPP.

Woodside also intends to provide supplementary information by project in its half-yearly release which will include operating revenue; earnings before interest and tax (EBIT); earnings before interest, tax and depreciation and amortisation (EBITDA); depreciation and amortisation expense and production costs.

Reserves and resources update

An update to Woodside’s reserves and resources position will be released with the half-year 2022 results and will incorporate the assets acquired as part of the merger. Woodside confirms there are no changes to reservoir outcomes expected in the half-year reserves and resources update compared to Woodside’s most recent reserves statement issued in February 2022.

The reserves and resources will apply consistent reporting methodology and conversion factors across the combined portfolio, as outlined in Woodside’s Second Quarter 2022 Report released on 21 July 2022.

All gas products for reserves and resources will be reported in standard cubic feet (scf) and barrels of oil equivalent (boe) based on a conversion factor of 5,700 scf per boe. BHPP previously used 6,000 scf per boe.

Woodside will also estimate and report its Proved Reserves (1P) in accordance with US Securities and Exchange Commission (SEC) reporting requirements. Woodside’s reserves and resource estimates remain compliant with the Society of Petroleum Engineers Petroleum Resources Management System (SPE-PRMS) guidelines.

Half-year LNG production

In the first half of 2022, Woodside produced 4.39 million tonnes of liquefied natural gas (LNG) which is approximately 36.14 million barrels of oil equivalent. The first-half LNG production by facility (Woodside share) was:

Facility	LNG production (MMboe)	LNG production (million tonnes)
Pluto LNG	21.65	2.61
North West Shelf	10.44	1.29
Wheatstone	4.05	0.49
Total	36.14	4.39

Half-year results teleconference

A teleconference providing an overview of the half-year 2022 results and a question and answer session will be hosted by Woodside CEO and Managing Director, Meg O’Neill and Chief Financial Officer, Graham Tiver, at 07.30 AWST / 09.30 AEST on Tuesday, 30 August 2022 (18.30 CDT on Monday, 29 August 2022).

We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/8864/ to view the presentation and listen to a live stream of the question-and-answer session

•

https://s1.c-conf.com/diamondpass/10021655-sgwyd6.html to participate in the question-and-answer session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

Contacts:
INVESTORS Matthew Turnbull M: +1 (713) 448-0956 Sarah Peyman M: +61 457 513 249 E: investor@woodside.com	MEDIA Ben Cranston M: +61 484 112 469 E: ben.cranston@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Restated Table A.1 “Segment revenue and expenses” for the full-year ended 31 December 2021

	Australia	International	Marketing	Corporate and Other	Consolidated
	2021 US$m	2021 US$m	2021 US$m	2021 US$m	2021 US$m
Revenue

Liquefied natural gas[1]	3,910	-	1,449	-	5,359

Pipeline gas	43	-	-	-	43

Crude oil and condensate	1,316	-	-	-	1,316

Natural gas liquids	60	-	-	-	60

Revenue from sale of hydrocarbons	5,329	-	1,449	-	6,778

Intersegment revenue[2]	(236)	-	236	-	-

Processing and services revenue	143	-	-	-	143

Shipping and other revenue	4	-	37	-	41

Other revenue	(89)	-	273	-	184

Operating revenue	5,240	-	1,722	-	6,962

Production costs[3]	(489)	-	-	8	(481)

Royalties, excise and levies	(218)	-	-	-	(218)

Insurance	(32)	-	-	1	(31)

Inventory movement	17	-	-	-	17

Costs of production	(722)	-	-	9	(713)

Land and buildings	(51)	-	-	-	(51)

Transferred exploration and evaluation	(79)	-	-	-	(79)

Plant and equipment	(1,419)	-	-	(30)	(1,449)

Oil and gas properties depreciation and amortisation	(1,549)	-	-	(30)	(1,579)

Shipping and direct sales costs[4]	(197)	-	(45)	32	(210)

Trading costs	(3)	-	(1,492)	-	(1,495)

Other hydrocarbon costs	(6)	-	-	-	(6)

Other cost of sales	(11)	-	-	(1)	(12)

Movement in onerous contract provision	-	-	140	-	140

Other cost of sales	(217)	-	(1,397)	31	(1,583)

Cost of sales	(2,488)	-	(1,397)	10	(3,875)

Gross profit	2,752	-	325	10	3,087

Other income	97	(2)	70	43	208

Exploration and evaluation expenditure	(16)	(27)	-	(11)	(54)

Amortisation of permit acquisition	-	(2)	-	(1)	(3)

Write-offs	-	(265)	-	-	(265)

Exploration and evaluation	(16)	(294)	-	(12)	(322)

General, administrative and other costs	(5)	(1)	-	(152)	(158)

Depreciation of lease assets	(28)	-	-	(80)	(108)

Restoration movement	(80)	12	-	-	(68)

Other[5]	(57)	(32)	(41)	(64)	(194)

Other costs	(170)	(21)	(41)	(296)	(528)

Other expenses	(186)	(315)	(41)	(308)	(850)

Impairment losses	(10)	-	-	-	(10)

Impairment reversals	1,058	-	-	-	1,058

Profit/(loss) before tax and net finance costs	3,711	(317)	354	(255)	3,493

1 The 2021 restated LNG revenue is based on actual pricing per segment and not the previously reported LNG portfolio pricing.

2 Intersegment revenue is the benefit associated with optimisation activities reallocated to the Marketing segment.

3 Production costs in the Corporate/Other segment relates to lease offset amounts for marine vessels.

4 Shipping and direct sales benefit in Corporate/Other segment relates to lease offset amounts for charter vessels.

5 Other comprises foreign exchange gains and losses, losses on hedging activities, cancellation costs and other expenses not associated with the ongoing operations of the business. Losses on hedging activities is included in the Marketing and Corporate/Other segment.

Restated Table A.1 “Segment revenue and expenses” for the half-year ended 30 June 2021

	Australia	International	Marketing	Corporate and Other	Consolidated
	2021 US$m	2021 US$m	2021 US$m	2021 US$m	2021 US$m
Revenue

Liquefied natural gas[6]	1,470	-	338	-	1,808

Pipeline gas	22	-	-	-	22

Crude oil and condensate	566	-	-	-	566

Natural gas liquids	21	-	-	-	21

Revenue from sale of hydrocarbons	2,079	-	338	-	2,417

Intersegment revenue[7]	(102)	-	102	-	-

Processing and services revenue	70	-	-	-	70

Shipping and other revenue	4	-	13	-	17

Other revenue	(28)	-	115	-	87

Operating revenue	2,051	-	453	-	2,504

Production costs[8]	(229)	-	-	4	(225)

Royalties, excise and levies	(75)	-	-	-	(75)

Insurance	(13)	-	-	(3)	(16)

Inventory movement	1	-	-	-	1

Costs of production	(316)	-	-	1	(315)

Land and buildings	(26)	-	-	-	(26)

Transferred exploration and evaluation	(40)	-	-	-	(40)

Plant and equipment	(738)	-	-	(15)	(753)

Oil and gas properties depreciation and amortisation	(804)	-	-	(15)	(819)

Shipping and direct sales costs[9]	(78)	-	(15)	26	(67)

Trading costs	-	-	(355)	-	(355)

Other hydrocarbon costs	-	-	-	-	-

Other cost of sales	-	-	-	-	-

Movement in onerous contract provision	-	-	21	-	21

Other cost of sales	(78)	-	(349)	26	(401)

Cost of sales	(1,198)	-	(349)	12	(1,535)

Gross profit	853	-	104	12	969

Other income	11	(2)	-	20	29

Exploration and evaluation expenditure	(8)	(18)	-	(6)	(32)

Amortisation of permit acquisition	-	(2)	-	-	(2)

Write-offs	-	(56)	-	-	(56)

Exploration and evaluation	(8)	(76)	-	(6)	(90)

General, administrative and other costs	(1)	3	-	(70)	(68)

Depreciation of lease assets	(14)	-	-	(40)	(54)

Restoration movement	(22)	8	-	-	(14)

Other[10]	(10)	(42)	(31)	(68)	(151)

Other costs	(47)	(31)	(31)	(178)	(287)

Other expenses	(55)	(107)	(31)	(184)	(377)

Profit/(loss) before tax and net finance costs	809	(109)	73	(152)	621

6 The 2021 restated LNG revenue is based on actual pricing per segment and not the previously reported LNG portfolio pricing.

7 Intersegment revenue is the benefit associated with optimisation activities reallocated to the Marketing segment.

8 Production costs in the Corporate/Other segment relates to lease offset amounts for marine vessels.

9 Shipping and direct sales benefit in Corporate/Other segment relates to lease offset amounts for charter vessels.

10 Other comprises foreign exchange gains and losses, losses on hedging activities, cancellation costs and other expenses not associated with the ongoing operations of the business. Losses on hedging activities is included in the Marketing and Corporate/Other segment.

Restated Table A.1 “Segment revenue and expenses” for the full-year ended 31 December 2020

	Australia	International	Marketing	Corporate and Other	Consolidated
	2020 US$m	2020 US$m	2020 US$m	2020 US$m	2020 US$m
Revenue

Liquefied natural gas[11]	2,390	-	129	-	2,519

Pipeline gas	73	-	-	-	73

Crude oil and condensate	843	-	-	-	843

Natural gas liquids	16	-	-	-	16

Revenue from sale of hydrocarbons	3,322	-	129	-	3,451

Intersegment revenue[12]	(47)	-	47	-	-

Processing and services revenue	142	-	-	-	142

Shipping and other revenue	4	-	3	-	7

Other revenue	99	-	50	-	149

Operating revenue	3,421	-	179	-	3,600

Production costs[13]	(486)	-	-	8	(478)

Royalties, excise and levies	(82)	-	-	-	(82)

Insurance	(32)	-	-	1	(31)

Inventory movement	(32)	-	-	-	(32)

Costs of production	(632)	-	-	9	(623)

Land and buildings	(55)	-	-	-	(55)

Transferred exploration and evaluation	(99)	-	-	-	(99)

Plant and equipment	(1,535)	-	-	(29)	(1,564)

Oil and gas properties depreciation and amortisation	(1,689)	-	-	(29)	(1,718)

Shipping and direct sales costs[14]	(146)	-	(3)	38	(111)

Trading costs	(4)	-	(207)	-	(211)

Other hydrocarbon costs	(4)	-	-	-	(4)

Other cost of sales	-	-	-	-	-

Movement in onerous contract provision	-	-	(347)	-	(347)

Other cost of sales	(154)	-	(557)	38	(673)

Cost of sales	(2,475)	-	(557)	18	(3,014)

Gross profit	946	-	(378)	18	586

Other income	3	(1)	1	(39)	(36)

Exploration and evaluation expenditure	(26)	(32)	-	(9)	(67)

Amortisation of permit acquisition	(6)	(5)	-	(1)	(12)

Write-offs	-	(2)	-	-	(2)

Exploration and evaluation	(32)	(39)	-	(10)	(81)

General, administrative and other costs	(7)	(14)	-	(169)	(190)

Depreciation of lease assets	(26)	-	-	(68)	(94)

Restoration movement	(65)	37	-	-	(28)

Other[15]	(8)	-	-	(51)	(59)

Other costs	(106)	23	-	(288)	(371)

Other expenses	(138)	(16)	-	(298)	(452)

Impairment losses	(3,971)	(1,298)	-	-	(5,269)

Impairment reversals	-	-	-	-	-

Profit/(loss) before tax and net finance costs	(3,160)	(1,315)	(377)	(319)	(5,171)

11 The 2020 restated LNG revenue is based on actual pricing per segment and not the previously reported LNG portfolio pricing.

12 Intersegment revenue is the benefit associated with optimisation activities reallocated to the Marketing segment.

13 Production costs in the Corporate/Other segment relates to lease offset amounts for marine vessels.

14 Shipping and direct sales benefit in Corporate/Other segment relates to lease offset amounts for charter vessels.

15 Other comprises foreign exchange gains and losses, losses on hedging activities, cancellation costs and other expenses not associated with the ongoing operations of the business. Losses on hedging activities is included in the Corporate/Other segment.

Forward-looking statements

This announcement may contain forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition which reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and in Woodside’s filings with the U.S. Securities and Exchange Commission. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.